Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Six months ended April 30, 2013	Fiscal years ended October 31
		2012	2011	2010	2009	2008
	In millions, except ratios
Earnings (loss):
Earnings (loss) before taxes	$2,981	$(11,933)	$8,982	$10,974	$9,415	$10,473
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	35	102	75	108	74	17
Undistributed (earnings) loss of equity method investees	(3)	(2)	3	12	2	—
Fixed charges	612	1,297	1,027	868	1,098	1,147

	$3,625	$(10,536)	$10,087	$11,962	$10,589	$11,637

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$397	$865	$551	$417	$585	$467
Interest included in rent	215	432	476	451	513	680

Total fixed charges	$612	$1,297	$1,027	$868	$1,098	$1,147

Ratio of earnings to fixed charges	5.9x	*	9.8x	13.8x	9.6x	10.1x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

*
(Loss) earnings do not cover fixed charges by $10.5 billion for the fiscal year ended October 31, 2012 due to the non-cash impairment charge of $18.0 billion.